MORGAN STANLEY DEAN WITTER MUNICIPAL INCOME TRUST


Item 77.C.     Matters Submitted to a Vote of Security Holders

      On December 21, 1999, the Annual Meeting of the Trust's shareholders was held to vote upon the election of Trustees, ratification of the selection of PricewaterhouseCoopers LLP, as the Trust's independent accountants and a Shareholder proposal to amend the Trust's Declaration of Trust to require each Trustee, within thirty days of election, to become Shareholder of the Trust. The vote on the Shareholder proposal was as follows:



For:   4,154,709        Against:  10,037,003             Abstain:
1,287,020